BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

11 March 2003

03007547

03 MAR 18 AM 7:21

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp

Alison Livesley
Head of Investor Relations

dlw 3/20

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 11 March 2003

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

Embargoed until 0700 hrs Tuesday 11 March 2003

BAA ANNOUNCES FEBRUARY TRAFFIC FIGURES

BAA's seven UK airports handled a total of 8.7 million passengers in February, an increase of 6.3% against the previous year.

Stansted recorded a 24.2% increase, with over 16.5 million passengers handled by the airport in the last 12 months. Glasgow experienced a 13.6% increase and Edinburgh grew by 12.0%.

Heathrow grew by 1.4% and Gatwick, which continues to benefit from growth in domestic and European services, reported gains of 5.9%. Southampton added 2.2% and Aberdeen grew by 2.0%.

In the individual markets, domestic travel grew by 12.7%, whilst scheduled and charter traffic on European routes saw increases of 8.6% and 4.7% respectively. There was growth of 1.0% on North Atlantic routes whilst other long haul services were up 0.6%.

Total Air Transport Movements were 4.7% higher whilst cargo tonnage was up 8.7%.

For further information on BAA plc see www.baa.com

- Ends -

Mf.../

News Release

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
Telephone +44 (0)20 7932 6654 Fax +44 (0)20 7932 6659
www.baa.com

Media enquiries: Caroline Corfield, BAA plc
Tel:+44 (0) 20 7932 6654

City enquiries: Maureen Spence, BAA plc
Tel: +44 (0) 20 7932 6776

BAA Traffic Summary : February 2003

Terminal Passengers (000s)	Month	% Change*	Fin year to date: Apr-02 to Feb-03	% Change**	12 months to Feb-03	% Change***
Heathrow	4,448.5	1.4	58,093.1	5.5	63,382.3	5.2
Gatwick	1,819.1	5.9	27,506.3	-2.5	29,783.7	-2.6
Stansted	1,211.3	24.2	15,413.7	19.0	16,548.0	18.9
London Area Total	**7,478.9**	**5.6**	**101,013.2**	**5.0**	**109,714.0**	**4.8**
Southampton	54.9	2.2	731.2	-6.1	793.4	-6.3
Glasgow	500.0	13.6	7,340.5	8.0	7,876.0	8.0
Edinburgh	527.3	12.0	6,477.0	13.7	7,038.3	14.4
Aberdeen	177.5	2.0	2,379.3	1.0	2,577.1	0.5
Scottish Total	**1,204.8**	**11.0**	**16,196.8**	**9.1**	**17,491.5**	**9.2**
BAA Total	**8,738.6**	**6.3**	**117,941.2**	**5.4**	**127,998.8**	**5.3**

Air Transport Movements	Month	% Change*	Fin year to date: Apr-02 to Feb-03	% Change**	12 months to Feb-03	% Change***
Heathrow	34,987	1.7	422,870	1.3	461,140	1.0
Gatwick	16,232	6.2	218,909	-0.7	237,207	-1.2
Stansted	12,446	25.2	148,262	6.7	159,475	5.4
London Area Total	**63,665**	**6.8**	**790,041**	**1.7**	**857,822**	**1.2**
Southampton	2,009	-2.7	25,647	-1.8	27,914	-1.8
Glasgow	6,283	2.8	81,856	-3.1	88,532	-3.6
Edinburgh	8,159	0.8	97,487	4.9	106,290	5.3
Aberdeen	5,972	-5.3	74,661	-6.2	81,325	-6.4
Scottish Total	**20,414**	**-0.5**	**254,004**	**-1.1**	**276,147**	**-1.3**
BAA Total	**86,088**	**4.7**	**1,069,692**	**0.9**	**1,161,883**	**0.5**

Cargo (Metric Tonnes)	Month	% Change*	Fin year to date: Apr-02 to Feb-03	% Change**	12 months to Feb-03	% Change***
Heathrow	100,831	9.4	1,141,768	7.6	1,247,544	6.7
Gatwick	18,022	0.2	219,121	-9.0	241,337	-10.0
Stansted	15,649	12.6	174,453	14.9	189,582	12.7
London Area Total	**134,502**	**8.4**	**1,535,342**	**5.6**	**1,678,463**	**4.5**
Southampton	21	-30.0	355	16.2	386	14.7
Glasgow	177	-19.9	5,188	0.6	5,424	-4.5
Edinburgh	1,681	51.9	21,220	48.4	22,429	41.2
Aberdeen	248	-20.0	3,321	-14.2	3,657	-21.6
Scottish Total	**2,106**	**28.6**	**29,729**	**27.4**	**31,510**	**20.2**
BAA Total	**136,629**	**8.7**	**1,565,426**	**6.0**	**1,710,359**	**4.8**

Above data excludes Air Taxi passengers and Air Taxi movements.

* compared to the month of February 2002

** compared to the eleven months April 2001 to February 2002

*** compared to the twelve months to February 2002

Market Comparison: February 2003

Market	*BAA Total Feb-02 (000s)*	*BAA Total Feb-03 (000s)*	*% Change*
Domestic	1,657	1,866	12.7
Eire	447	443	-1.0
European Scheduled	3,088	3,355	8.6
European Charter*	574	601	4.7
North Atlantic	1,061	1,072	1.0
Other Long Haul	1,392	1,401	0.6
Total	**8,219**	**8,739**	**6.3**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary